Matador Resources Company

5400 LBJ Freeway, Suite 1500

Dallas, Texas 75240

July 2, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Loan Lauren P. Nguyen

Re:	Matador Resources Company

Registration Statement on Form S-4

Filed June 1, 2015

File No. 333-204595

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 2, 2015

File No. 1-35410

Dear Ms. Nguyen:

This letter sets forth the responses of Matador Resources Company (the “Company”) to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 25, 2015 (the “Comment Letter”) concerning the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) and Annual Report on Form 10-K for the Fiscal Year ended December 31, 2014 (the “2014 10-K”). The responses are numbered to correspond to the numbers of the Comment Letter.

For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the Comment Letter and set forth below such comment is the Company’s response.

Registration Statement on Form S-4

1.	Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic reports.

RESPONSE:

The Company acknowledges that the Registration Statement will not be declared effective until all comments on the Company’s periodic reports have been cleared.

Form 10-K for Fiscal Year Ended December 31, 2014

Business, page 3

Operating Summary, page 15

2.	Expand the tabular disclosure of your unaudited production data to provide the production, by final product sold, for each field that contains 15% or more of the Company’s proved reserves for each of the last three fiscal years. Alternatively, explain why you believe no revision is necessary. Refer to Item 1204 of Regulation S-K.

RESPONSE

The Company respectfully acknowledges the Staff’s comment that Item 1204(a) of Regulation S-K requires disclosure of production for each field that contains 15% or more of its total proved reserves. Consistent with its definition of “field” in the glossary on page 87 of the 2014 10-K, the Company views each of its distinct operating areas as being a separate field for purposes of disclosure in the Company’s periodic reports. The Company notes that it has included tabular disclosure of its unaudited production data for each operating area for the last two fiscal years, 2014 and 2013, on pages 15 and 16 of the 2014 10-K. The unaudited production data for each operating area for the third fiscal year, 2012, is available on page 16 of the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2013. In each of the last three fiscal years, only the Haynesville shale, the Eagle Ford shale and the Permian Basin (in 2014 only) accounted for 15% or more of the Company’s total proved reserves.

In future filings, the Company will (1) clarify its disclosure to reflect that it considers each operating area to be a field and (2) expand its disclosure to include unaudited production data for each field that accounts for 15% or more of total proved reserves for each of the previous three fiscal years.

Estimated Proved Reserves, page 17

3.	We note your disclosure on page 18, stating “at December 31, 2014, we had no proved reserves in our estimates that remained undeveloped for five years or more following their booking.” However, this statement does not correlate precisely with our guidance on reserve disclosures.

Please tell us the extent to which the proved undeveloped reserves disclosed as of December 31, 2014 will not be developed within five years since your initial disclosure of these reserves and confirm that you have plans to develop all of the new proved undeveloped locations added as of this date within five years, as is generally required under Rule 4-10(a)(31)(ii) of Regulation S-X.

If any material amounts of proved undeveloped reserves are expected to remain undeveloped for five years or more after your initial disclosure, please disclose the reasons and circumstances to comply with Item 1203(d) of Regulation S-K.

RESPONSE

The Company confirms that (1) as of December 31, 2014, the Company had no proved undeveloped reserves that remained undeveloped more than five years from the date of initial booking or were scheduled for drilling more than five years after initial booking and (2) the Company currently has sufficient capital resources and plans to develop all of the new proved undeveloped locations added as of December 31, 2014 within five years of such date. As stated in the 2014 10-K, the Company’s reserves estimates are prepared in accordance with Commission guidelines and in future filings the Company will revise its disclosure to more precisely conform with the requirements of Rule 4-10(a)(31)(ii) of Regulation S-X and Item 1203(d) of Regulation S-X, as applicable.

Undeveloped Acreage Expiration, page 21

4.	We note the disclosure of your acreage expiring in 2015 and 2016. Please expand your disclosure to present the expiration dates relating to all material amounts of your undeveloped acreage to comply with Item 1208(b) of Regulation S-K.

RESPONSE

The Company acknowledges the Staff’s comment and notes that on page 21 of the 2014 10-K, the Company disclosed the amount of undeveloped acreage that will expire in 2015 and 2016 and also that, as of December 31, 2014, the Company’s leases are mainly fee leases with primary terms of three to five years. In response to the Staff’s comment, in future filings, the Company will expand its disclosure as needed to present the expiration dates relating to any material amounts of undeveloped acreage beyond the two years currently disclosed.

Management’s Discussion and Analysis, page 55

General Outlook and Trends, page 70

5.	We note your statement that “in response to the sharp decrease in oil and natural gas prices experienced in late 2014 and early 2015, we have reduced our 2015 estimated capital expenditure budget.” In this regard, we note additional disclosure such as your “plan to temporarily suspend our development drilling program in the Eagle Ford shale after the first quarter of 2015” and that you “would not expect to increase our operated drilling activities in either the Eagle Ford shale or the Permian Basin until oil prices improve sufficiently from their current levels.” We also note you “plan to direct a small portion of our 2015 capital expenditures, about 4%, to our participation in non-operated Haynesville shale wells in Northwest Louisiana.”

Confirm to us that the 40 gross locations in the Eagle Ford, the 19 gross locations in the Wolfcamp or Bone Springs plays in the Permian Basin and the 127 gross locations in the Haynesville identified in the footnote disclosure on page 7 to which you have assigned proved undeveloped reserves are part of a development plan that has been adopted by management as of December 31, 2014 indicating these wells are scheduled to be drilled within five years of initial disclosure. Also provide us with a schedule by year by operating area, e.g. Eagle Ford shale, Permian Basin, Haynesville shale, relating to the conversion of all these locations.

RESPONSE

In response to the Staff’s request, the Company confirms (1) that the 40 gross locations in the Eagle Ford, the 19 gross locations in the Wolfcamp or Bone Springs plays in the Permian Basin and the 127 gross locations in the Haynesville identified in the footnote disclosure on page 7 to which the Company assigned proved undeveloped reserves are part of a development plan that has been adopted by management as of December 31, 2014 and (2) that these wells are either (a) scheduled to be drilled within five years of initial booking or (b) have been drilled since December 31, 2014. The Company notes that, on page 19 of the 2014 10-K, it presented a table showing the Company’s progress over the past three fiscal years in converting proved undeveloped reserves to proved developed reserves. In addition, the Company is providing a schedule by year by operating area relating to the planned conversion of all proved undeveloped locations (“Schedule A”). The Company considered its reduced drilling program and the impact of commodity prices (discussed in more detail in response to Question 6 below) in establishing its development plan as of December 31, 2014 and, as of such date, expected to convert such proved undeveloped reserves to proved developed reserves as set forth on Schedule A.

The Company is providing Schedule A to the Staff pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and requests that such schedule be returned promptly following completion of the Staff’s review thereof. In addition, due to its sensitive commercial nature, we are simultaneously requesting confidential treatment for Schedule A under the Freedom of Information Act, as amended, in accordance with 17 C.F.R. § 200.83(b) (“FOIA”).

6.	Disclosure on page 9 regarding the potential future drilling on your Eagle Ford acreage that states “there are some locations that we would choose not to drill with oil prices near $50 per Bbl as they have been in early 2015.” Explain to us how your decision to proceed with the development of the Eagle Ford shale PUDs disclosed at December 31, 2014 gave consideration to the commodity prices that you anticipate will be in effect at the time of the development of such locations and that reserves would be economically viable based on those assumptions.

RESPONSE

The Company respectfully notes that the referenced disclosure on page 9 of the 2014 10-K is referring to all potential drilling locations related to the Company’s Eagle Ford shale acreage, including locations for which the Company has not assigned proved undeveloped reserves. In fact, as stated on page 9 of the 2014 10-K, “[a]t December 31, 2014, these 278 gross (240.4 net) identified drilling locations included only 40 gross (32.6 net) locations to which [the Company has] assigned proved undeveloped reserves.” As further disclosed on page 9, the remaining drilling locations “remain available to be developed by [the Company] at a future time when commodity prices improve, drilling and completion costs decline further or new technologies are developed that increase the expected recoveries.” The Company also considered these factors, including anticipated commodity prices, in connection with its decision to proceed with the development of the Eagle Ford shale proved undeveloped reserves and believes that these locations should continue to be classified as proved undeveloped reserves. Further, the Company notes that ten (10) of these forty (40) gross proved undeveloped reserves locations have already been drilled and converted to proved developed reserves during the first six months of 2015. Consistent with Commission guidelines, the Company’s oil and natural gas reserves are estimated using then-current operating and economic conditions, with no provision for price and cost escalations in future periods except by contractual arrangements. The Company’s reserves estimates at December 31, 2014, including the estimate of proved undeveloped reserves in the Eagle Ford shale, were prepared by the Company’s engineering staff and then audited for their reasonableness and conformance with Commission guidelines.

7.	We note your disclosure explaining that you plan to reduce your drilling programs for 2015, from five rigs to two during the second quarter, and do not expect to increase operated drilling activities in either the Eagle Ford shale or Permian Basin until oil prices improve “sufficiently from their current levels.” You also indicate you are anticipating ceiling test write-downs in 2015, given the historic commodity prices for the last nine months of 2014, the first two months of 2015, and the short-term pricing outlook.

Items 303(a)(1), (2)(ii) and (3)(ii) of Regulation S-K require you to address the reasonably likely effects of trends and uncertainties on liquidity, capital resources, and results of operations. Therefore, if development plans underlying your proved reserves will not be undertaken if prices do not increase, you should quantify the extent to which proved reserves are associated with such plans. Similarly, if the current economic environment indicates amounts capitalized for oil and gas properties will be written-off under the full cost methodology if prices do not increase, you should quantify the amount of the charge that is reasonably possible based on recent commodity prices.

Please also refer to the guidance in FRC §501.14 (Section V of SEC Release Nos. 33- 8350; 34-48960; FR-72), as it pertains to disclosures of critical accounting estimates and the underlying assumptions inherent in their application, and submit the revisions that you propose to address these concerns. Given the information about well economics that is necessary to establish in preparing your development plans, it appears that information known to you would establish a reasonable basis to quantify reasonably possible effects of current prices on your estimates of proved reserves and development plans.

RESPONSE

As disclosed on pages 40 and 72 of the 2014 10-K, although the Company believed that it would recognize full-cost ceiling impairments in 2015, as of the filing date of the 2014 10-K, the Company was not able to reasonably estimate the amounts of any such impairments. The Company further disclosed that such impairments, if realized, would be material to net income and earnings per share but would have no impact on the Company’s cash flows from operations, liquidity or capital resources. There are many variables in the Company’s ceiling test computation besides the trailing twelve-month commodity prices. As the Company noted on page F-10 of the 2014 10-K, changes in oil and natural gas production rates, oil and natural gas prices, reserves estimates, future development costs and other factors will determine the Company’s actual ceiling test computation and impairment analyses in future periods. Accordingly, due to the number of variables in future ceiling test computations, the Company was not able to estimate, as of December 31, 2014, the amount of future ceiling test write-downs that were reasonably possible.

While no full-cost ceiling impairment was necessary as of December 31, 2014, as disclosed in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2015 (the “First Quarter 10-Q”), the Company recorded an impairment charge of $67.1 million to its net capitalized costs and a deferred income tax credit of $24.3 million related to a full-cost ceiling limitation at March 31, 2015. These charges are reflected in the Company’s unaudited condensed consolidated statement of operations for the three months ended March 31, 2015 included in the First Quarter 10-Q.

In future filings, to the extent the Company is relatively certain of future full-cost ceiling impairments, the Company will provide a sensitivity analysis to demonstrate the sensitivity of its cost center ceiling to changes in the twelve-month average benchmark oil and gas prices underlying the Company’s average realized prices in order to quantify the possible effects of future write-downs.

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In response to the closing comments of the Staff’s comment letter, the Company acknowledges, in connection with its response to the Staff’s comments, that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing responses or require further information, please contract Doug Rayburn of Baker Botts L.L.P., counsel to the Company, at (214) 953-6634.

Sincerely,

/s/ Joseph Wm. Foran

Chairman and Chief Executive Officer

Matador Resources Company

cc:	Craig N. Adams

Douglass M. Rayburn